UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62926/September 17, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13998

IN THE MATTER OF :	
:	
APPIANT TECHNOLOGIES, INC., :	
COBALIS CORP., :	ORDER MAKING FINDINGS
FUTURELINK CORP., :	AND REVOKING REGISTRA-
STM WIRELESS, INC., :	TIONS BY DEFAULT AS TO
SUPERMAIL INTERNATIONAL, INC. :	FIVE RESPONDENTS
(N/K/A PBHG, INC.), and :	
WOMEN FIRST HEALTHCARE, INC. :	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 10, 2010. The Commission delivered or attempted to deliver the OIP to Respondents by August 11, 2010, in a manner that complies with Rule 141 of the Commission's Rules of Practice. When the time for filing Answers expired, no Answers had been received.

On August 26, 2010, I required each Respondent to show cause why it should not be held in default and why the registration of its registered securities should not be revoked. Cobalis Corp. submitted an untimely Answer. The time for replying to that Order has expired, and no replies have been received from the other five Respondents. Accordingly, these five Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

Appiant Technologies, Inc. (APPS)[1] (CIK No. 1025985), is a void Delaware corporation located in Pleasanton, California, with a class of securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act). APPS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K/A for the period ended September 30, 2002, which reported a net loss of $15,342,000 for the prior year. As of August 5, 2010, the common stock of APPS was quoted on

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[1] The short form of each issuer's name is also its stock symbol.

the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

FutureLink Corp. (FTRLQ) (CIK No. 1061399) is a void Delaware corporation located in Lake Forest, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FTRLQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of $15,631,000 for the prior three months. On August 14, 2001, FTRLQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was still pending as of August 5, 2010. As of August 5, 2010, the common stock of FTRLQ was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

STM Wireless, Inc. (STMIQ) (CIK No. 765414), is a void Delaware corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). STMIQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002, which reported a net loss of $7,867,000 for the prior nine months. On February 20, 2003, STMIQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was closed on June 22, 2010. As of August 5, 2010, the common stock of STMIQ was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Supermail International, Inc. (n/k/a PBHG, Inc.) (PBHN) (CIK No. 832508), is an expired Utah corporation located in Sacramento, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PBHN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 1997, which reported a net loss of $2,090,740 for the prior year. Between November 2003 and July 2004, PBHN underwent several corporate and Pink Sheet name changes, culminating in the adoption of its current name of PBHG, Inc. None of these changes were reported to the Commission on Form 8-K or recorded in the Commission's EDGAR database as required by Commission rules. As of August 5, 2010, the common stock of PBHN was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Women First HealthCare, Inc. (WFHCQ) (CIK No. 1081004), is a dissolved Delaware corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WFHCQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2003, which reported a net loss of $73,340,000 for the prior year. On April 29, 2004, WFHCQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was terminated on December 18, 2008. As of August 5, 2010, the common stock of WFHCQ was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, these five Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, these five Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT the registrations of each class of the registered securities of Appiant Technologies, Inc., FutureLink Corp., STM Wireless, Inc., Supermail International, Inc. (n/k/a PBHG, Inc.), and Women First HealthCare, Inc., are revoked, pursuant to Section 12(j) of the Securities Exchange Act of 1934; and

IT IS FURTHER ORDERED THAT the proceeding remains ongoing as to Cobalis Corp.

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James T. Kelly
Administrative Law Judge